UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
Name: Masahiko Tsutsui
Title: General Manager, Financial Accounting Dept.

Date:    May 15, 2020

Financial Results

Fiscal Year 3/2020

  - Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

 1. Income analysis

Consolidated				(Millions of yen)
		FY3/2020		FY3/2019
			Change
Consolidated gross profit	1	2,768,587	(77,591)	2,846,178
Net interest income	2	1,276,593	(54,828)	1,331,421
Trust fees	3	4,701	45	4,656
Net fees and commissions	4	1,083,350	23,452	1,059,898
Net trading income	5	262,826	71,455	191,371
Net other operating income	6	141,114	(117,716)	258,830
General and administrative expenses	7	(1,739,603)	(24,553)	(1,715,050)
Equity in gains (losses) of affiliates	8	56,051	(5,094)	61,145

Consolidated net business profit	9	1,085,034	(107,239)	1,192,273

Total credit cost	10	(170,649)	(60,387)	(110,262)
Credit costs	11	(183,064)	(56,026)	(127,038)
Write-off of loans	12	(105,307)	122	(105,429)
Provision for reserve for possible loan losses	13	(70,571)	(70,571)	-
Others	14	(7,186)	14,423	(21,609)
Gains on reversal of reserve for possible loan losses	15	-	(5,729)	5,729
Recoveries of written-off claims	16	12,414	1,367	11,047
Gains (losses) on stocks	17	80,484	(35,857)	116,341
Other income (expenses)	18	(62,804)	249	(63,053)

Ordinary profit	19	932,064	(203,236)	1,135,300

Extraordinary gains (losses)	20	(43,418)	(31,698)	(11,720)
Gains (losses) on disposal of fixed assets	21	(54)	3,890	(3,944)
Losses on impairment of fixed assets	22	(65,106)	(55,496)	(9,610)
Gains on step acquisitions	23	22,040	19,755	2,285
Income before income taxes	24	888,646	(234,933)	1,123,579
Income taxes - current	25	(213,526)	62,803	(276,329)
Income taxes - deferred	26	45,842	100,937	(55,095)
Profit	27	720,962	(71,193)	792,155
Profit attributable to non-controlling interests	28	(17,078)	48,396	(65,474)

Profit attributable to owners of parent	29	703,883	(22,798)	726,681

Note	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

     + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Number of consolidated subsidiaries and affiliates
		Mar. 31, 2020		Mar. 31, 2019
			Change
Consolidated subsidiaries	30	174	1	173
Equity method affiliates	31	101	(14)	115

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)
		FY3/2020		FY3/2019
			Change
Gross banking profit	1	1,412,007	16,421	1,395,586
Gross domestic profit	2	762,693	(86,823)	849,516
Net interest income	3	561,678	(76,418)	638,096
Trust fees	4	2,041	(150)	2,191
Net fees and commissions	5	182,409	(10,950)	193,359
Net trading income	6	1,114	558	556
Net other operating income	7	15,449	137	15,312

Gains (losses) on bonds	8	(2,430)	(8,818)	6,388
Gross international profit	9	649,314	103,244	546,070
Net interest income	10	316,413	10,405	306,008
Net fees and commissions	11	140,917	(7,983)	148,900
Net trading income	12	110,540	67,894	42,646
Net other operating income	13	81,442	32,927	48,515

Gains (losses) on bonds	14	76,634	80,145	(3,511)
Expenses (excluding non-recurring losses)	15	(808,052)	3,481	(811,533)

Overhead ratio	16	57.2%	(1.0%)	58.2%
Personnel expenses	17	(319,555)	5,601	(325,156)
Non-personnel expenses	18	(438,282)	(23)	(438,259)
Taxes	19	(50,214)	(2,097)	(48,117)

Banking profit (before provision for general reserve for possible loan losses)	20	603,955	19,902	584,053

Gains (losses) on bonds	21	74,203	71,326	2,877
Core Banking Profit (20-21)	22	529,752	(51,424)	581,176

excluding gains (losses) on cancellation of investment trusts	23	505,785	(29,444)	535,229

Provision for general reserve for possible loan losses	24	(17,214)	(17,214)	-
Banking profit	25	586,741	2,688	584,053
Non-recurring gains (losses)	26	(102,796)	(168,390)	65,594
Credit costs	27	(32,452)	(6,838)	(25,614)
Gains on reversal of reserve for possible loan losses	28	-	(27,755)	27,755
Recoveries of written-off claims	29	22	(11)	33
Gains (losses) on stocks	30	51,864	(16,109)	67,973
Other non-recurring gains (losses)	31	(122,231)	(117,679)	(4,552)

Ordinary profit	32	483,944	(165,703)	649,647

Extraordinary gains (losses)	33	(2,966)	3,008	(5,974)
Gains (losses) on disposal of fixed assets	34	10	1,756	(1,746)
Losses on impairment of fixed assets	35	(2,977)	1,251	(4,228)
Income before income taxes	36	480,977	(162,695)	643,672
Income taxes - current	37	(156,282)	(19,397)	(136,885)
Income taxes - deferred	38	(7,313)	22,107	(29,420)

Net income	39	317,381	(159,986)	477,367

Total credit cost (24+27+28+29)	40	(49,643)	(51,817)	2,174
Provision for general reserve for possible loan losses	41	(17,214)	(72,411)	55,197
Write-off of loans	42	(19,799)	(10,554)	(9,245)
Provision for specific reserve for possible loan losses	43	(7,717)	20,304	(28,021)
Losses on sales of delinquent loans	44	(4,934)	11,434	(16,368)
Provision for loan loss reserve for specific overseas countries	45	(0)	(580)	580
Recoveries of written-off claims	46	22	(11)	33

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

 2. Interest spread (domestic)

SMBC non-consolidated				(%)

	FY3/2020	Six months ended Sep. 30, 2019	Six months ended Mar. 31, 2020	FY3/2019
Yield on interest earning assets (A)	0.83	0.82	0.84	0.97
Interest earned on loans and bills discounted (C)	0.91	0.91	0.90	0.94
Interest earned on securities	0.91	0.87	0.95	1.38
Total cost of funding (including expenses) (B)	0.55	0.55	0.55	0.60
Cost of interest bearing liabilities	0.03	0.03	0.03	0.03
Interest paid on deposits, etc. (D)	0.00	0.00	0.00	0.00
Interest paid on other liabilities	0.19	0.19	0.19	0.27
Expense ratio	0.52	0.52	0.52	0.57
Overall interest spread (A) - (B)	0.28	0.27	0.29	0.37
Interest spread (C) - (D)	0.91	0.91	0.90	0.94

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (E)	0.93	0.94	0.92	0.97
Interest spread (E) - (D)	0.93	0.94	0.92	0.97

 3. Gains (losses) on securities

SMBC non-consolidated			(Millions of yen)
	FY3/2020		FY3/2019
		Change
Gains (losses) on bonds	74,203	71,326	2,877
Gains on sales	118,489	79,230	39,259
Losses on sales	(19,740)	14,041	(33,781)
Gains on redemption	0	0	0
Losses on redemption	(24,545)	(21,944)	(2,601)
Losses on devaluation	-	-	-

Gains (losses) on stocks	51,864	(16,109)	67,973
Gains on sales	152,438	41,441	110,997
Losses on sales	(28,596)	(22,268)	(6,328)
Losses on devaluation	(71,978)	(35,282)	(36,696)

Sumitomo Mitsui Financial Group

 4. Unrealized gains (losses) on securities

Consolidated								(Millions of yen)
		Mar. 31, 2020					Mar. 31, 2019
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	1	282,379	140	(748)	208	67	280,247	888
Other securities	2	26,649,206	1,892,329	(429,013)	2,093,533	201,204	23,800,542	2,321,342
Stocks	3	2,736,807	1,269,563	(633,375)	1,334,258	64,694	3,486,628	1,902,938
Bonds	4	10,067,396	21,517	(38,848)	37,927	16,410	8,983,731	60,365
Japanese government bonds	5	7,087,934	(7,128)	(30,383)	5,829	12,957	6,234,326	23,255
Others	6	13,845,002	601,248	243,210	721,347	120,098	11,330,182	358,038
Foreign bonds	7	11,649,523	255,682	284,059	279,758	24,076	8,990,151	(28,377)
Other money held in trust	8	353	-	-	-	-	390	-
Total	9	26,931,938	1,892,469	(429,762)	2,093,741	201,272	24,081,180	2,322,231
Stocks	10	2,736,807	1,269,563	(633,375)	1,334,258	64,694	3,486,628	1,902,938
Bonds	11	10,349,775	21,657	(39,597)	38,135	16,478	9,263,978	61,254
Others	12	13,845,355	601,248	243,210	721,347	120,098	11,330,573	358,038

SMBC non-consolidated								(Millions of yen)
		Mar. 31, 2020					Mar. 31, 2019
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	13	22,300	(66)	(132)	1	67	20,003	66
Stocks of subsidiaries and affiliates	14	4,182,047	(126,840)	(66,656)	416	127,256	3,723,291	(60,184)
Other securities	15	23,541,406	1,456,151	(488,664)	1,652,769	196,617	21,249,311	1,944,815
Stocks	16	2,576,557	1,210,742	(606,278)	1,272,154	61,412	3,299,887	1,817,020
Bonds	17	9,978,420	21,445	(39,052)	37,855	16,409	8,933,718	60,497
Japanese government bonds	18	7,083,933	(7,127)	(30,382)	5,829	12,956	6,232,326	23,255
Others	19	10,986,427	223,964	156,667	342,759	118,795	9,015,705	67,297
Foreign bonds	20	9,253,087	183,353	211,693	206,730	23,376	7,134,782	(28,340)
Total	21	27,745,753	1,329,245	(555,452)	1,653,187	323,942	24,992,606	1,884,697
Stocks	22	3,057,077	1,211,159	(598,112)	1,272,571	61,412	3,814,443	1,809,271
Bonds	23	10,000,720	21,378	(39,185)	37,856	16,477	8,953,722	60,563
Others	24	14,687,955	96,707	81,845	342,759	246,052	12,224,440	14,862

Notes	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the fiscal year.The rest of the securities are valuated at market prices as of the balance sheet date.

	3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Losses of 26,403 million yen and losses of 12,277 million yen were recognized in the statements of income for the year ended March 31, 2020 and for the year ended March 31, 2019, respectively.

	4.	Floating-rate Japanese government bonds which SMBC holds as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

 5. Balance of securities, classified by maturity

 Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated								(Billions of yen)
	Mar. 31, 2020					Mar. 31, 2019

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	3,550.4	4,044.1	1,411.0	995.2	10,000.7	1,443.4	5,264.5	1,503.4	742.4	8,953.7
Japanese government bonds	3,387.3	2,790.5	454.7	451.4	7,083.9	1,236.6	4,100.5	530.9	384.3	6,252.3
Japanese local government bonds	2.9	45.0	202.0	12.8	262.7	–	11.1	88.1	0.0	99.2
Japanese corporate bonds	160.2	1,208.6	754.3	531.1	2,654.1	206.8	1,152.9	884.4	358.2	2,602.2

Others	2,209.7	2,259.6	1,814.0	3,395.6	9,678.9	1,714.5	2,224.0	2,230.2	1,415.3	7,584.0

Total	5,760.1	6,303.7	3,225.0	4,390.8	19,679.6	3,157.9	7,488.5	3,733.6	2,157.7	16,537.7

 6. Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

SMBC non-consolidated	(Billions of yen)

	Mar. 31, 2020				Mar. 31, 2019

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	7,637.8	17,653.2	11,127.3	36,418.4	3,521.6	21,937.0	8,102.7	33,561.3
Receivable floating rate / payable fixed rate	1,074.1	5,445.7	8,028.4	14,548.1	1,457.1	4,809.9	8,006.5	14,273.4

Total	8,711.9	23,098.9	19,155.7	50,966.5	4,978.6	26,746.8	16,109.2	47,834.7

Sumitomo Mitsui Financial Group

 7. Employee retirement benefits

 Consolidated

 (1) Projected benefit obligation

(Millions of yen)
		Mar. 31, 2020		Mar. 31, 2019
			Change
Fair value of plan assets	(A)	1,318,775	(102,603)	1,421,378
Projected benefit obligation	(B)	1,123,979	219	1,123,760
Net surplus (deficit)	(A-B)	194,795	(102,822)	297,617
Net defined benefit asset		230,573	(98,861)	329,434
Net defined benefit liability		35,777	3,961	31,816

Measurements of defined benefit plans (before tax effect deduction)		128,085	119,790	8,295
	Unrecognized prior service cost (deductible from the obligation)	(159)	141	(300)
	Unrecognized net actuarial gain (loss)	128,245	119,649	8,596
(2) Retirement benefit expenses
(Millions of yen)
		FY3/2020		FY3/2019
			Change
Retirement benefit expenses		22,984	19,345	3,639
SMBC non-consolidated
(1) Projected benefit obligation
				(Millions of yen)
		Mar. 31, 2020		Mar. 31, 2019
			Change
Projected benefit obligation	(A)	985,099	(1,094)	986,193
<Discount rate>		<0.28%>	<->	<0.28%>
Fair value of plan assets	(B)	1,205,306	(99,353)	1,304,659
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	344,481	23,450	321,031
Unrecognized prior service cost (deductible from the obligation)	(E)	-	-	-
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	124,273	121,708	2,565
(2) Retirement benefit expenses
				(Millions of yen)
		FY3/2020		FY3/2019
			Change
Retirement benefit expenses		4,247	19,319	(15,072)
Service cost		28,891	141	28,750
Interest cost on projected benefit obligation		2,761	(1,796)	4,557
Expected returns on plan assets		(39,944)	998	(40,942)
Amortization of unrecognized prior service cost		-	-	-
Amortization of unrecognized net actuarial gain (loss)		3,775	19,354	(15,579)
Others		8,764	623	8,141

Sumitomo Mitsui Financial Group

8. Classification based on self-assessment and the Financial Reconstruction Act,

      and write-offs / reserves

*1	Includes direct reduction of 95.4 billion yen.
*2

Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Act standards.

(Bankrupt/Effectively bankrupt borrowers: 5.7 billion yen, Potentially bankrupt borrowers: 1.9 billion yen)

*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of the reserve for possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4	Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].
*5	Includes Specific reserve for Borrowers requiring caution totaling 0.2 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

 9. Risk-monitored loans

Consolidated				(Millions of yen, %)
	Mar. 31, 2020			Mar. 31, 2019

	(a)	Ratio (b)	(a) - (c)	(c)	Ratio (d)
Bankrupt loans	13,978	0.0	1,172	12,806	0.0
Non-accrual loans	378,173	0.5	(78,629)	456,802	0.6
Past due loans (3 months or more)	14,400	0.0	956	13,444	0.0
Restructured loans	221,288	0.3	27,861	193,427	0.2
Total	627,840	0.8	(48,641)	676,481	0.9

Total loans (period-end balance)	82,517,609	100.0	4,538,419	77,979,190	100.0

Amount of direct reduction	113,254		(5,726)	118,980

SMBC non-consolidated				(Millions of yen, %)
	Mar. 31, 2020			Mar. 31, 2019

	(a)	Ratio (b)	(a) - (c)	(c)	Ratio (d)
Bankrupt loans	12,978	0.0	1,366	11,612	0.0
Non-accrual loans	305,587	0.4	(80,809)	386,396	0.5
Past due loans (3 months or more)	4,468	0.0	(1,057)	5,525	0.0
Restructured loans	90,338	0.1	32,108	58,230	0.1
Total	413,372	0.5	(48,393)	461,765	0.6

Total loans (period-end balance)	80,187,382	100.0	3,785,575	76,401,807	100.0

Amount of direct reduction	78,064		(4,278)	82,342

10. Reserve for possible loan losses and reserve ratio

Consolidated				(Millions of yen, %)
	Mar. 31, 2020			Mar. 31, 2019

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	479,197	76.32	10,389	468,808	69.30
General reserve	336,089		17,856	318,233
Specific reserve	143,107		(7,426)	150,533
Loan loss reserve for specific overseas countries	0		(41)	41

Amount of direct reduction	142,834		2,853	139,981

SMBC non-consolidated				(Millions of yen, %)
	Mar. 31, 2020			Mar. 31, 2019

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	279,702	67.66	4,517	275,185	59.59
General reserve	188,572		17,214	171,358
Specific reserve	91,128		(12,698)	103,826
Loan loss reserve for specific overseas countries	0		0	0

Amount of direct reduction	95,410		6,154	89,256

Note: Reserve ratio: Reserve for possible loan losses / Risk-monitored loans. After direct reduction.

Sumitomo Mitsui Financial Group

11. Non-performing loans (NPLs) based on the Financial Reconstruction Act and coverage

Consolidated			(Millions of yen, %)
	Mar. 31, 2020 (a)		Mar. 31, 2019 (b)
		(a) - (b)
Bankrupt and quasi-bankrupt assets	87,857	(1,802)	89,659
Doubtful assets	326,883	(71,412)	398,295
Substandard loans	235,539	28,340	207,199
Total (A)	650,280	(44,873)	695,153

Normal assets	95,273,195	4,578,546	90,694,649
Grand total (B)	95,923,476	4,533,673	91,389,803
NPL ratio (A/B)	0.68	(0.08)	0.76

			(Millions of yen)
	Mar. 31, 2020 (a)		Mar. 31, 2019 (b)
		(a) - (b)
Total coverage (C)	466,485	(53,027)	519,512
Reserve for possible loan losses (D)	153,002	490	152,512
Amount recoverable by guarantees, collateral and others (E)	313,483	(53,517)	367,000

			(%)
Coverage ratio (C) / (A)	71.74	(2.99)	74.73
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	121.90	1.67	120.23

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	45.43	(1.05)	46.48
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	142.28	(0.58)	142.86

SMBC non-consolidated			(Millions of yen, %)
	Mar. 31, 2020 (a)		Mar. 31, 2019 (b)
		(a) - (b)
Bankrupt and quasi-bankrupt assets	72,976	(2,365)	75,341
Doubtful assets	260,833	(76,542)	337,375
Substandard loans	94,807	31,051	63,756
Total (A)	428,617	(47,855)	476,472

Normal assets	92,797,390	4,336,945	88,460,445
Grand total (B)	93,226,007	4,289,089	88,936,918
NPL ratio (A/B)	0.46	(0.08)	0.54
Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

		(Millions of yen)
	Mar. 31, 2020 (a)		Mar. 31, 2019 (b)
		(a) - (b)
Total coverage (C)	372,885	(45,721)	418,606
Reserve for possible loan losses* (D)	112,204	(3,277)	115,481
Amount recoverable by guarantees, collateral and others (E)	260,681	(42,444)	303,125
* Sum of general reserve for substandard loans and specific reserve
			(%)
Coverage ratio (C) / (A)	87.00	(0.86)	87.86
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	126.08	4.71	121.37

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	66.81	0.19	66.62
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	166.55	7.80	158.75

Sumitomo Mitsui Financial Group

12. Results of off-balancing of NPLs

SMBC non-consolidated

(Billions of yen)

	Mar. 31, 2020 (a)				Mar. 31, 2019 (b)

		(a) - (b)	NPLs newly classified during FY3/2020	Amount of off-balancing

Bankrupt and quasi-bankrupt assets	73.0	(2.4)	27.6	(30.0)	75.3

Doubtful assets	260.8	(76.5)	110.0	(186.5)	337.4

Total	333.8	(78.9)	(*1) 137.6	(*1) (216.5)	412.7

Result of measures connected to off-balancing (*2)	38.5				41.0

Breakdown of off-balancing by factor (*3)	Disposition by borrowers’ liquidation			(6.7)
	Reconstructive disposition			(6.4)
	Improvement in debtors’ performance due to reconstructive disposition			(4.6)
	Loan sales to market			(19.1)
	Direct write-offs			14.4
	Others			(194.1)
		Collection / repayment, etc.		(152.3)
		Improvement in debtors’ performance		(41.8)

	Total			(216.5)

*1	The amount of NPLs newly classified during the six months ended Sep. 30, 2019 and off-balanced in the six months ended Mar. 31, 2020 was 33.8 billion yen.
*2	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.
*3	1.	“Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).
	2.	“Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by industry

SMBC non-consolidated

(1) Loans and bills discounted, classified by industry	(Millions of yen, %)

	Mar. 31, 2020			Mar. 31, 2019
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	54,613,328	100.0	645,987	53,967,341	100.0
Manufacturing	7,193,086	13.2	571,643	6,621,443	12.3
Agriculture, forestry, fisheries and mining	257,491	0.5	(9,644)	267,135	0.5
Construction	753,216	1.4	23,671	729,545	1.3
Transportation, communications and public enterprises	5,128,181	9.4	(98,154)	5,226,335	9.7
Wholesale and retail	4,385,298	8.0	102,016	4,283,282	7.9
Finance and insurance	7,130,276	13.1	(1,616)	7,131,892	13.2
Real estate	7,621,115	13.9	567,587	7,053,528	13.1
Goods rental and leasing	1,580,709	2.9	(17,569)	1,598,278	3.0
Various services	4,279,121	7.8	110,931	4,168,190	7.7
Municipalities	784,273	1.4	29,773	754,500	1.4
Others	15,500,557	28.4	(632,652)	16,133,209	29.9
Overseas offices and Japan offshore banking accounts	25,574,054	100.0	3,139,589	22,434,465	100.0
Public sector	174,297	0.7	(2,387)	176,684	0.8
Financial institutions	1,929,564	7.5	261,131	1,668,433	7.4
Commerce and industry	21,485,675	84.0	2,506,344	18,979,331	84.6
Others	1,984,517	7.8	374,502	1,610,015	7.2
Total	80,187,382	-	3,785,575	76,401,807	-

Risk-monitored loans				(Millions of yen, %)
	Mar. 31, 2020			Mar. 31, 2019
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	301,208	100.0	(59,572)	360,780	100.0
Manufacturing	45,701	15.2	(49,936)	95,637	26.5
Agriculture, forestry, fisheries and mining	1,632	0.5	1,592	40	0.0
Construction	9,962	3.3	(5,054)	15,016	4.1
Transportation, communications and public enterprises	39,308	13.1	1,518	37,790	10.5
Wholesale and retail	65,237	21.7	1,024	64,213	17.8
Finance and insurance	5,258	1.7	(456)	5,714	1.6
Real estate	33,295	11.1	(662)	33,957	9.4
Goods rental and leasing	301	0.1	(35)	336	0.1
Various services	54,878	18.2	(1,629)	56,507	15.7
Municipalities	-	-	-	-	-
Others	45,631	15.1	(5,935)	51,566	14.3
Overseas offices and Japan offshore banking accounts	112,164	100.0	11,179	100,985	100.0
Public sector	-	-	-	-	-
Financial institutions	-	-	-	-	-
Commerce and industry	57,944	51.7	8,983	48,961	48.5
Others	54,220	48.3	2,196	52,024	51.5
Total	413,372	-	(48,393)	461,765	-

Sumitomo Mitsui Financial Group

(2) NPLs based on the Financial Reconstruction Act classified by industry, and reserve ratio

				(Millions of yen, %)
	Mar. 31, 2020			Mar. 31, 2019
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	307,473	72.3	(59,527)	367,000
Manufacturing	48,077	62.4	(49,496)	97,573
Agriculture, forestry, fisheries and mining	2,333	60.6	2,293	40
Construction	10,185	58.7	(5,178)	15,363
Transportation, communications and public enterprises	39,466	83.9	1,621	37,845
Wholesale and retail	65,912	67.1	529	65,383
Finance and insurance	5,372	91.2	(494)	5,866
Real estate	34,744	65.3	(1,333)	36,077
Goods rental and leasing	301	57.7	(35)	336
Various services	55,251	52.8	(1,481)	56,732
Municipalities	-	-	-	-
Others	45,828	100.0	(5,953)	51,781
Overseas offices and Japan offshore banking accounts	121,144	59.3	11,672	109,472
Public sector	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry	66,138	58.5	9,007	57,131
Others	55,005	60.8	2,664	52,341
Total	428,617	66.8	(47,855)	476,472

Notes	1.	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2.

Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Mar. 31, 2020		Mar. 31, 2019
	(a)	(a) - (b)	(b)
Consumer loans	12,427,001	(573,684)	13,000,685
Housing loans	11,583,830	(534,427)	12,118,257
Self-residential purpose	9,267,478	(392,878)	9,660,356
Other consumer loans	843,171	(39,256)	882,427

(4) Loans to small- and medium-sized enterprises, etc.

			(Millions of yen, %)
	Mar. 31, 2020		Mar. 31, 2019
	(a)	(a) - (b)	(b)
Outstanding balance	33,095,033	100,279	32,994,754
Ratio to total loans	60.6	(0.5)	61.1

Note:  Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

14. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Mar. 31, 2020			Mar. 31, 2019
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	6,751,839	26.9	745,917	6,005,922	27.2
Indonesia	329,920	1.3	(19,715)	349,635	1.6
Thailand	817,680	3.2	12,412	805,268	3.6
Korea	281,752	1.1	48,770	232,982	1.1
Hong Kong	1,722,459	6.9	151,385	1,571,074	7.1
China	311,010	1.2	81,552	229,458	1.0
Taiwan	469,611	1.9	125,263	344,348	1.6
Singapore	1,520,468	6.1	191,291	1,329,177	6.0
India	578,650	2.3	87,637	491,013	2.2
Others	720,289	2.9	67,322	652,967	3.0
Oceania	1,821,822	7.3	75,693	1,746,129	7.9
Australia	1,703,031	6.8	94,866	1,608,165	7.3
Others	118,791	0.5	(19,173)	137,964	0.6
North America	9,169,383	36.5	1,279,856	7,889,527	35.7
United States	7,516,351	29.9	1,248,009	6,268,342	28.4
Others	1,653,032	6.6	31,847	1,621,185	7.3
Central and South America	1,663,378	6.6	105,667	1,557,711	7.0
Brazil	258,458	1.0	55,338	203,120	0.9
Panama	419,774	1.7	(42,815)	462,589	2.1
Others	985,146	3.9	93,144	892,002	4.0
Western Europe	3,689,391	14.7	695,252	2,994,139	13.5
United Kingdom	1,028,004	4.1	28,264	999,740	4.5
Ireland	312,635	1.2	(36,979)	349,614	1.6
Netherlands	714,450	2.9	232,661	481,789	2.2
Others	1,634,302	6.5	471,306	1,162,996	5.2
Eastern Europe	221,097	0.9	40,693	180,404	0.8
Russia	112,996	0.5	(22,672)	135,668	0.6
Others	108,101	0.4	63,365	44,736	0.2
Others	1,775,203	7.1	28,527	1,746,676	7.9

Total	25,092,113	100.0	2,971,605	22,120,508	100.0

Note:     Classified by domicile of debtors.

(2) NPLs based on the Financial Reconstruction Act, classified by domicile

(Millions of yen, %)

	Mar. 31, 2020			Mar. 31, 2019
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and Japan offshore banking accounts	121,144	59.3	11,672	109,472
Asia	29,883	49.6	29,476	407
Oceania	884	37.8	884	-
North America	51,833	67.2	4,580	47,253
Central and South America	12,600	100.0	(4,117)	16,717
Western Europe	14,043	45.9	(19,755)	33,798
Eastern Europe	853	61.3	853	-
Others	11,045	75.4	(250)	11,295

Notes	1.	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.
	2.	Reserve ratio
= (Reserve for possible loan losses)/(Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.
	3.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

15. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

			(Millions of yen)
	FY3/2020 (a)		FY3/2019 (b)
		(a) - (b)

Deposits	115,716,342	3,052,919	112,663,423

Domestic units	94,329,528	3,911,810	90,417,718

Loans	76,455,604	885,568	75,570,036

Domestic units	49,200,031	420,827	48,779,204
Note: Deposits do not include negotiable certificates of deposit. (2) Balance of deposits and loans, classified by type of depositor
			(Millions of yen)
	Mar. 31, 2020		Mar. 31, 2019
	(a)	(a) - (b)	(b)

Deposits	119,973,324	3,882,221	116,091,103
Domestic deposits (excluding Japan offshore banking accounts)	102,183,997	4,924,835	97,259,162

Individuals	49,052,970	1,946,444	47,106,526

Corporates	53,131,027	2,978,391	50,152,636

Loans	80,187,382	3,785,575	76,401,807
Domestic offices (excluding Japan offshore banking accounts)	54,613,328	645,987	53,967,341

Overseas offices and Japan offshore banking accounts	25,574,054	3,139,589	22,434,465
Note: Deposits do not include negotiable certificates of deposit. Reference:
			(Billions of yen)
	Mar. 31, 2020		Mar. 31, 2019 (b)
	(a)	(a) - (b)

Balance of investment trusts	1,973.1	(168.3)	2,141.4

Balance to individuals	1,593.4	(158.8)	1,752.2
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.
			(Billions of yen)
	FY3/2020		FY3/2019 (b)
	(a)	(a) - (b)
Sales of investment trusts to individuals	400.8	105.6	295.2

Sales of pension-type insurance to individuals	117.2	(96.8)	214.0

Sumitomo Mitsui Financial Group

   16. Deferred tax assets and liabilities

(Billions of yen)

SMBC non-consolidated			Mar. 31, 2020	Change from Mar. 31, 2019	Mar. 31, 2019
(a) Total deferred tax assets	(b-c)	1	179.8	(22.0)	201.8
(b) Subtotal of deferred tax assets		2	459.6	32.5	427.1
Reserve for possible loan losses and write-off of loans		3	117.4	3.5	113.9
Taxable write-off of securities		4	224.9	9.5	215.4
Others		5	117.3	19.5	97.8
(c) Valuation allowance		6	279.8	54.5	225.3
(d) Total deferred tax liabilities		7	510.5	(65.8)	576.3
Net unrealized gains on other securities		8	408.7	(118.7)	527.4
Others		9	101.8	52.9	48.9

Net deferred tax assets	(a-d)	10	(330.7)	43.8	(374.5)
Amount corresponding to net deferred losses on hedges included in line 5 and net unrealized gains on other securities included in line 8		11	(462.9)	51.3	(514.2)
Others		12	132.2	(7.5)	139.7

SMBC recognized deferred tax assets pursuant to paragraph 19 (classification 2) of the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26). This is due to the fact that SMBC has generated steady taxable income, excluding amounts arising from extraordinary factors, in all of the current and past three fiscal years.

Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

			(Billions of yen)

	FY3/2018	FY3/2019	FY3/2020
Income of final tax return before deducting operating loss carryforwards	578.4	497.2	546.5
Note: The figure for FY3/2020 was estimated at fiscal year closing.

Sumitomo Mitsui Financial Group

 17. Capital ratio (BIS guidelines)

  (Basel III basis)

Consolidated		(Billions of yen, %)
	Mar. 31, 2020 [Preliminary]		Mar. 31, 2019
	(a)	(a) - (b)	(b)

(1) Total capital ratio (4) / (7)	18.75	(2.01)	20.76

(2) Tier 1 capital ratio (5) / (7)	16.63	(1.56)	18.19

(3) Common equity Tier 1 capital ratio (6) / (7)	15.55	(0.82)	16.37

(4) Total capital	11,552.0	(688.5)	12,240.5

(5) Tier 1 capital	10,249.9	(477.3)	10,727.2

(6) Common equity Tier 1 capital	9,581.3	(73.3)	9,654.5

(7) Risk weighted assets	61,599.1	2,656.3	58,942.8

(8) Required capital (7) X 8%	4,927.9	212.5	4,715.4

(9) Leverage Ratio	4.31	(0.57)	4.88

SMBC consolidated

(1) Total capital ratio	18.06	(2.26)	20.32

(2) Tier 1 capital ratio	15.80	(1.77)	17.57

(3) Common equity Tier 1 capital ratio	13.70	(1.47)	15.17

(4) Leverage Ratio	3.97	(0.55)	4.52

SMBC non-consolidated

(1) Total capital ratio	17.61	(2.67)	20.28

(2) Tier 1 capital ratio	15.23	(2.14)	17.37

(3) Common equity Tier 1 capital ratio	13.01	(1.84)	14.85

(4) Leverage Ratio	3.85	(0.62)	4.47

18. ROE
Consolidated			(%)
	FY3/2020		FY3/2019
	(a)	(a) - (b)	(b)

ROE (denominator: Total stockholders’ equity)	7.6	(0.6)	8.2

  Note:

ROE (denominator: Total stockholders’ equity)	=	Profit attributable to owners of parent	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

19. Earnings targets and dividends forecast for FY3/2021
(1) Earnings targets
Consolidated		(Billions of yen)
	FY3/2021	FY3/2020 Result
Consolidated net business profit	970.0	1,085.0
Total credit cost	(450.0)	(170.6)
Ordinary profit	550.0	932.1
Profit attributable to owners of parent	400.0	703.9

SMBC non-consolidated		(Billions of yen)
	FY3/2021	FY3/2020 Result
Banking profit (before provision for general reserve for possible loan losses)	520.0	604.0
Total credit cost	(290.0)	(49.6)
Ordinary profit	240.0	483.9
Net income	170.0	317.4

(2) Dividends forecast
			(Yen)
	FY3/2021		FY3/2020
	Interim	Annual
Dividend per share for common stock	95	190	190
Reference:			(Billions of yen)
	FY3/2021		FY3/2020
	Interim	Annual
Total dividend	130.1	260.2	260.2

Sumitomo Mitsui Financial Group

Reference: Financial Statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated (Millions of yen)

	Mar. 31, 2020		Mar. 31, 2019
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	57,971,293	3,765,710	54,205,583

Call loans	645,967	(1,488,425)	2,134,392

Receivables under resale agreements	5,963,377	2,599,307	3,364,070

Receivables under securities borrowing transactions	943,940	(278,344)	1,222,284

Monetary claims bought	1,562,083	91,211	1,470,872

Trading assets	3,189,980	1,655,880	1,534,100

Securities	27,058,633	2,721,995	24,336,638

Loans and bills discounted	80,187,382	3,785,575	76,401,807

Foreign exchanges	1,896,157	269,052	1,627,105

Other assets	4,178,263	1,282,506	2,895,757

Tangible fixed assets	794,957	(7,544)	802,501

Intangible fixed assets	234,707	(1,645)	236,352

Prepaid pension cost	344,481	23,450	321,031

Customers’ liabilities for acceptances and guarantees	9,399,524	320,818	9,078,706

Reserve for possible loan losses	(279,702)	(4,517)	(275,185)

Reserve for possible losses on investments	(127,256)	(119,893)	(7,363)

Total assets	193,963,791	14,615,137	179,348,654

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

(Millions of yen)

	Mar. 31, 2020		Mar. 31, 2019
	(a)	(a) - (b)	(b)

Liabilities

Deposits	119,973,324	3,882,221	116,091,103

Negotiable certificates of deposit	10,580,261	(1,001,344)	11,581,605

Call money	3,068,726	2,271,965	796,761

Payables under repurchase agreements	8,728,522	1,363,945	7,364,577

Payables under securities lending transactions	571,095	152,183	418,912

Commercial paper	642,447	(992,364)	1,634,811

Trading liabilities	2,959,613	1,610,682	1,348,931

Borrowed money	21,561,177	5,993,551	15,567,626

Foreign exchanges	1,519,777	305,916	1,213,861

Bonds	1,894,369	(1,016,425)	2,910,794

Due to trust account	1,735,889	443,190	1,292,699

Other liabilities	3,453,008	1,793,836	1,659,172

Reserve for employee bonuses	13,794	509	13,285

Reserve for executive bonuses	939	2	937

Reserve for point service program	388	(80)	468

Reserve for reimbursement of deposits	3,900	(3,525)	7,425

Deferred tax liabilities	330,699	(43,830)	374,529

Deferred tax liabilities for land revaluation	30,111	(148)	30,259

Acceptances and guarantees	9,399,524	320,818	9,078,706

Total liabilities	186,467,572	15,081,104	171,386,468

Net assets

Capital stock	1,770,996	-	1,770,996

Capital surplus	1,774,554	-	1,774,554

Capital reserve	1,771,043	-	1,771,043

Other capital surplus	3,510	-	3,510

Retained earnings	2,875,747	(320,757)	3,196,504

Other retained earnings	2,875,747	(320,757)	3,196,504

Voluntary reserve for retirement allowances	1,656	-	1,656

Voluntary reserve	219,845	-	219,845

Retained earnings brought forward	2,654,246	(320,757)	2,975,003

Treasury stock	(210,003)	-	(210,003)

Total stockholders’ equity	6,211,295	(320,758)	6,532,053

Net unrealized gains (losses) on other securities	1,073,795	(353,213)	1,427,008

Net deferred gains (losses) on hedges	185,163	207,607	(22,444)

Land revaluation excess	25,964	396	25,568

Total valuation and translation adjustments	1,284,923	(145,208)	1,430,131

Total net assets	7,496,219	(465,966)	7,962,185

Total liabilities and net assets	193,963,791	14,615,137	179,348,654

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated

(Millions of yen)

	FY3/2020 (a)		FY3/2019 (b)
		(a) - (b)
Ordinary income	2,851,162	45,322	2,805,840

Interest income	1,900,107	(70,724)	1,970,831

Interest on loans and discounts	1,254,132	(44,593)	1,298,725

Interest and dividends on securities	329,152	(16,414)	345,566

Trust fees	2,110	(140)	2,250

Fees and commissions	521,450	(3,116)	524,566

Trading income	111,655	65,148	46,507

Other operating income	142,854	33,180	109,674

Other income	172,983	20,974	152,009
Ordinary expenses	2,367,218	211,026	2,156,192

Interest expenses	1,022,015	(4,712)	1,026,727

Interest on deposits	347,736	(33,568)	381,304

Fees and commissions payments	198,192	15,827	182,365

Trading losses	-	(3,305)	3,305

Other operating expenses	45,962	116	45,846

General and administrative expenses	819,423	16,462	802,961

Other expenses	281,624	186,638	94,986

Ordinary profit	483,944	(165,703)	649,647

Extraordinary gains	1,224	844	380

Extraordinary losses	4,191	(2,164)	6,355

Income before income taxes	480,977	(162,695)	643,672

Income taxes - current	156,282	19,397	136,885

Income taxes - deferred	7,313	(22,107)	29,420

Total income taxes	163,595	(2,710)	166,305

Net income	317,381	(159,986)	477,367

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Year ended March 31, 2020								(Millions of yen)
		Capital surplus		Retained earnings
				Other retained earnings
	Capital stock	Capital reserve	Other capital surplus	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	Treasury stock	Total stockholders’ equity
Balance at the beginning of the period	1,770,996	1,771,043	3,510	1,656	219,845	2,975,003	(210,003)	6,532,053

Changes in the period

Cash dividends						(637,702)		(637,702)

Net income						317,381		317,381
Reversal of land revaluation excess						(435)		(435)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	-	-	-	-	-	(320,757)	-	(320,757)

Balance at the end of the period	1,770,996	1,771,043	3,510	1,656	219,845	2,654,246	(210,003)	6,211,295

					(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,427,008	(22,444)	25,568	1,430,131	7,962,185

Changes in the period

Cash dividends					(637,702)

Net income					317,381
Reversal of land revaluation excess					(435)
Net changes in items other than stockholders’ equity in the period	(353,213)	207,608	396	(145,208)	(145,208)

Net changes in the period	(353,213)	207,608	396	(145,208)	(465,965)
Balance at the end of the period	1,073,795	185,163	25,964	1,284,923	7,496,219

Note: Amounts less than 1 million yen are rounded down.